Exhibit 21.1

Subsidiaries of the Registrant

SB One Bancorp Subsidiaries:

Name	Jurisdiction of Incorporation
SB One Bank	New Jersey
Sussex Capital Trust II	Delaware

Sussex Bank Subsidiaries:

Name	Jurisdiction of Incorporation
ClassicLake Enterprises, LLC	New Jersey
PPD Holding Company, LLC	New Jersey
SCB Investment Company, Inc.	New Jersey
SCBNY Company, Inc.	New York
SB One Insurance Agency, Inc.	New Jersey
Wheatsworth Properties Corp.	New Jersey
Community Investing Corp. Inc.	Delaware